UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 24 June 2009

Commission File No. 0-17630
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-137106-01) and Form S-8 (No.s 333-90808, 333-
6040, 333- 8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: Board Appointment

N E W S  R E L E A S E

24 June 2009

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board today, 24 June 2009, of Mr. John W. Kennedy, as a non-executive Director.

Mr. Kennedy (59), who is based in London, is Chairman of Wellstream Holdings plc, a company in the energy services field, which is listed on the London Stock Exchange. In a 30 year career in a number of international industrial and energy related companies, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services.

Mr. Kennedy is a director of the UK Atomic Energy Authority, Integra Group and is non-executive Chairman of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and Bifold Fluid Power Limited. He also acts as an adviser and a consultant to several energy related companies. He holds an M.Sc (1993) from London Business School where he also received a Sloan Fellowship and holds a BE (1972) from University College Dublin. He is a Chartered Engineer (C.Eng) and fellow of the Institution of Electrical Engineers (FIEE).

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000   FAX +353.1.4041007
E-MAIL: mail@crh.com WEBSITE: www.crh.com. Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date   24 June 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director